April 8, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:    Mara L. Ransom

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-192542) of Enable Midstream Partners, LP, a Delaware limited partnership

Ladies and Gentlemen:

As representatives of the several underwriters of Enable Midstream Partners, LP’s (the “Partnership”) proposed initial public offering of up to 28,750,000 common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m. (Washington, D.C. time) on April 10, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Partnership’s initial public offering, dated April 1, 2014, through the date hereof:

Preliminary Prospectus dated April 1, 2014

Approximately 10,113 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

MORGAN STANLEY & CO. LLC
BARCLAYS CAPITAL INC.
GOLDMAN, SACHS & CO.
As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

BY:	/s/ Alice Vilma
	Name:	Alice Vilma
	Title:	Executive Director

BARCLAYS CAPITAL INC.

BY:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

GOLDMAN, SACHS & CO.

BY:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

SIGNATURE PAGE

ACCELERATION REQUEST LETTER